Exhibit 99.11
October 18, 2006 Media Interview with Wire Agencies on the Financial Performance of Wipro Limited for the quarter ended September 30, 2006
Interviewee: Suresh Senapaty Executive Vice President, Finance & CFO
Interviewers: Journalists from Dow Jones, Reuters, Bloomberg, Crisil NewsWire
Journalist: Can you take us through how the margins moved this quarter?
Suresh Senapaty: There were several factors at play. We had negative factors like the compensation increases and the RSU charges, also onsite ratio went up, utilization went down. The offsetting factor is bulge improvement, we have some savings on the visa expenses, which has typically got lower visa expense, and trade realization that we talked about there is a positive impact of 40 basis points on the margin.
Journalist: Is that Rupee realization? The 40 basis points.
Suresh Senapaty: No, it is the trade realization. Okay the pluses there, the bulge factor, rate realization, BPO margin expansion, and Forex realization improvement of about 20 basis points.
Journalist: How much is BPO?
Suresh Senapaty: BPO margin expansion was about 260 basis points.
Journalist: On a sequential basis?
Suresh Senapaty: On a sequential basis. That had an impact of at the global IT base level of about 30 basis points. And the negatives were we had salary which was 1.5%, utilization dropped from 67% to 64%, dilution on account of the acquisition was about 0.3%. So the net decline was only 0.2% on the Indian GAAP.
Journalist: There is a sharp drop on utilization because of hiring; will you probably compensate this in the next quarter?
Suresh Senapaty: Yes
Journalist: How did the operating margin expand under US GAAP?
Suresh Senapaty: US GAAP operating margin has expanded from 24.2 to 24.9.
Journalist: Is it sequential?
Suresh Senapaty: Yes. That means while we have for Indian GAAP 24.4, US GAAP is 24.9.
Journalist: What is the offshore/onsite mix?
Suresh Senapaty: There is a change in onsite mix change which has increased by about 1.5% points.
Journalist: You said that it will be an impact of 2% on the operating margin in Q2 under Indian GAAP
Suresh Senapaty: The impact of the compensation increase that will be given in November and two month impact versus one month impact of the increase we gave in 1st of September would be about 2% in Q3, but there are positive levers that we are talking about in terms of utilization, in terms of improvement in our performance of the acquisitions, because you know that acquisitions initially tend to be margin dilutive and thereafter they improve the margin. So combination of a net-net basis we are not expecting any change but within a narrow range.
Journalist: What about pricing? Everybody is saying that you know there is price improvement?

Suresh Senapaty: Yeah exactly, I think the pricing like I said on a renewal basis, on the offshore side the price has been negative, primarily it is not with respect to a rate card basis, rate card basis would have generally been getting a price increases whenever it has came for the renewal and wherever we have been able to get it, and therefore I would more say that the prices is more stable with a positive bias.
Journalist: The offshore prices actually fall...
Suresh Senapaty: Yes. Realization fall, the price tag what we recover from the customer were on the realization basis, which is a function of the mix, which is the function of some specific customer related issues.
Journalist: What is the contribution from top clients?
Suresh Senapaty: There is no significant change. Top 10 has been 25.7% versus 27.1% last quarter.
Journalist: What are the main growth triggers for large contract wins in Q2?
Suresh Senapaty: All our practices, whether it is infrastructure services, testing services, enterprise package implementation and BPO have all grown. BPO has grown 9% and the rest have grown in double digits. In verticals financial services have continued to give double-digit growth, technology media transportation and services segment again has given us a good growth. So all in all it has been fairly across the verticals.
Journalist: How much is the guidance for the next quarter?
Suresh Senapaty: 7.5%.
Journalist: At almost same level as last quarter? Last quarter it was 7%.
Suresh Senapaty: Last quarter was less than that. I think was about 7% and there were two acquisitions also. That got added in the quarter. Whereas this quarter we have not factored anymore acquisitions.
Journalist: There will not be any acquisitions this quarter?
Suresh Senapaty: The guidance does not include any acquisition that we made in the current quarter. So which means if we do a new acquisition that will be add-on. Whereas last quarter we had announced already. Consummation happened on 30th June and 1st of July, so all that came in, plus Enabler which came in only for one month, that was for three months last quarter.
Journalist: The volume growth seems to be lower than competitors? Is it because top clients are not ramping up?
Suresh Senapaty: I am sure there is opportunity for us to do better.
Journalist: Any specific reasons?
Suresh Senapaty: There have been some specific client issues,
Journalist: What kind of issues?
Suresh Senapaty: I don’t think we can describe it more in greater detail, but yes there are some specific client issues, otherwise growth could have been better.
Journalist: They are not ramping up rapidly as you would have anticipated? Or they de-grew or they slowed down?
Suresh Senapaty: I think a combination of all these factors are there. There are some which ramped down, some new project got over and whether we could take up another project quick enough. But we still think that 7.9% of volume growth is a decent growth.
Journalist: Specific issues you hope to resolve this quarter?

Suresh Senapaty: Absolutely. I think on an ongoing basis and it is reflected in our guidance.
Journalist: How do you see the margins in Q3?
Suresh Senapaty: We expect it to be in a narrow range change in Q3 versus Q2.
Journalist: And pricing front, has there been any kind of an increased price realization?
Suresh Senapaty: Yes, typically whenever the renewals have come we have experienced fair decent prices.
Journalist: Is it about 2-3%?
Suresh Senapaty: About 2-5%. Price increases wherever we have been able to get it.
Journalist: Are they are across the board; new clients, existing clients?
Suresh Senapaty: No this is only for renewals. New clients do come about 8-10% better pricing.
Journalist: Then why was it ?
Suresh Senapaty: New customers you talk about are the customer who you added only from 1st of April.
Journalist: New customers are coming at 8-10% higher.
Journalist: But you have a very high percentage of repeat business .....
Suresh Senapaty: That is right.
Journalist: How many people you want to add in the next few quarters?
Suresh Senapaty: We don’t give any specific number guidance, but you should be able to derive it, because most of the revenue growth we have planned would be primarily volume driven.
Journalist: Can you give a breakdown of the impacts, various impacts on US GAAP, you had given for Indian GAAP. US GAAP what was the impact due to salary and all of that?
Suresh Senapaty: It is similar. All the same things should hold good for US GAAP also.
Journalist: what was the impact in terms of basis points?
Suresh Senapaty: 24.2 has gone up to 24.9; the same 1.5.
Journalist: Year-on-year was what?
Suresh Senapaty: I don’t have the year-on-year numbers now.
Journalist: But two things, one is the % contribution of new clients which is very low, and the other thing is the...
Suresh Senapaty: It is generally low.
Journalist: So 98% is from your repeat business?
Suresh Senapaty: Yes
Journalist: How much is the forward cover?
Suresh Senapaty: Apart from whatever we have assigned to the closing balance sheet items, it is about $377 million

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